                        OSHKOSH B'GOSH, INC. ANNOUNCES
                     SECOND QUARTER 1997 FINANCIAL RESULTS

  OSHKOSH, WISCONSIN--(BW) JULY 22, 1997--OshKosh B'Gosh, Inc. (NASDAQNMS-- GOSHA) announced today a net loss for the second quarter of 1997 of $.4 million ($.04 per share). This compares to a net loss in the second quarter of 1996 of $9.8 million ($.79 per share). The second quarter of 1996 included an after tax special charge of $8 million ($.64 per share). Excluding the special charge, the Company's second quarter 1996 net loss was approximately $1.8 million ($.15 per share).

  For the six months ended June 30, 1997, the Company's net income of $3.7 million ($.32 per share) is approximately $2.2 million more than the Company's income (excluding special charges) for the first six months of 1996 of $1.5 million ($.12 per share).

  The Company's improved second quarter and year-to-date 1997 results of operations are attributable to the Company's continued implementation of its product sourcing strategy, increased sales at the Company's retail stores (31.6% higher on a comparable store basis for the second quarter of 1997), and elimination of its unprofitable European and Genuine Kids businesses. These improvements were offset in part by a substantially lower level of wholesale shipments during the second quarter and first half of 1997, primarily as a result of the Company's previously announced strategic decision to reduce distribution. The Company's business is seasonal, with second quarter sales and income traditionally the lowest for the year.

  Douglas W. Hyde, chairman, president and C.E.O., stated, "We are pleased to report this continued improvement in our operating results. The further development of our global product sourcing capabilities, along with strong sales trends at both our company retail stores and key wholesale accounts, are encouraging."

  On June 30, 1997, the Company announced that its Board of Directors approved a Dutch auction self-tender offer to repurchase up to two million shares of the Company's Class A common stock and Class B common stock. The Dutch auction tender offer provides an opportunity for shareholders to tender shares within a range of $19 to $22 per share. The SEC has requested that the offer be stated separately for the Class A shares on the one hand and the Class B shares on the other, so the Company has amended the offer so that it is limited to 225,000 Class B shares and 1,775,000 Class A shares. As a result of this modification, the Company has also extended the period of the tender offer and the related proration period and withdrawal rights so that they now end at midnight on August 6, 1997. The Company believes that its cash, cash equivalents and short-term investments at June 30, 1997 and available credit facilities will be sufficient to finance this tender offer.

  This press release contains certain information and projections that may be considered forward-looking by securities law and, as such, is subject to certain risks and uncertainties. The Company's future results of operations and the other forward-looking statements contained in this press release involve a number of risks and uncertainties including, but not limited to, business conditions and the general economy, competitive factors, consumer acceptance of the Company product offerings, the level of consumer spending for apparel, particularly in the children's wear segment, the Company's ability to manufacture or source products in a time frame which permits on time shipments, the financial strength of the retail industry, as well as risks associated with foreign operations. Actual results may differ materially.

  OshKosh B'Gosh, Inc. is best known as a premier marketer of quality children's apparel, available in over 80 countries around the world. The Company is headquartered in OshKosh, Wisconsin.

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                               JUNE 30,   DECEMBER 31,
                                 1997        1996*
                              ----------- ------------
                              (UNAUDITED)
       ASSETS
       ------
Current assets
  Cash and cash equivalents.   $ 30,915     $ 31,201
  Short-term investments....     11,670       10,040
  Accounts receivable.......     20,892       20,504
  Inventories...............     60,849       66,799
  Prepaid expenses & other
   current assets...........      5,203        1,890
  Deferred income taxes.....     15,300       18,500
                               --------     --------
    Total current assets....    144,829      148,934
Property, plant & equipment.     65,358       67,747
Less accumulated deprecia-
 tion and amortization......     27,760       25,965
                               --------     --------
    Net property, plant and
     equipment..............     37,598       41,782
Non-current deferred income
 taxes......................      4,400        3,400
Other assets................      3,424        1,917
                               --------     --------
    Total assets............   $190,251     $196,033
                               ========     ========
  LIABILITIES AND
SHAREHOLDERS' EQUITY
--------------------
Current liabilities
  Accounts payable..........   $  3,406     $  5,408
  Accrued expenses..........     35,166       38,885
                               --------     --------
    Total current liabili-
     ties...................     38,572       44,293
Employee benefit plan lia-
 bilities...................     13,323       13,663
Shareholders' equity
  Preferred stock...........        --           --
  Common stock:
    Class A.................        104          105
    Class B.................         13           13
  Retained earnings.........    137,769      137,349
  Cumulative foreign cur-
   rency translation adjust-
   ments....................        470          610
                               --------     --------
    Total shareholders' eq-
     uity...................    138,356      138,077
                               --------     --------
    Total liabilities and
     shareholders' equity...   $190,251     $196,033
                               ========     ========

--------
   *Condensed from audited financial statements.

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                           THREE MONTHS     SIX MONTHS ENDED
                                          ENDED JUNE 30,        JUNE 30,
                                         -----------------  ------------------
                                          1997      1996      1997      1996
                                         -------  --------  --------  --------
Net sales............................... $71,144  $ 82,579  $168,507  $203,455
  Cost of products sold.................  47,362    57,057   112,431   141,376
                                         -------  --------  --------  --------
Gross profit............................  23,782    25,522    56,076    62,079
Selling, general and administrative ex-
 penses.................................  26,292    30,211    53,659    62,044
Special charges.........................     --     20,900       --     20,900
Royalty income, net.....................  (1,206)   (1,370)   (3,012)   (2,541)
                                         -------  --------  --------  --------
Operating income (loss).................  (1,304)  (24,219)    5,429   (18,324)
                                         -------  --------  --------  --------
Other income (expense)
  Interest expense......................     (97)     (261)     (129)     (526)
  Interest income.......................     672       247     1,065       580
  Other.................................     (17)      162      (145)      282
                                         -------  --------  --------  --------
Other income (expense)--net.............     558       148       791       336
                                         -------  --------  --------  --------
  Income (loss) before taxes............    (746)  (24,071)    6,220   (17,988)
  Income taxes (benefit) ...............    (300)  (14,231)    2,490   (11,524)
                                         -------  --------  --------  --------
    Net income (loss)................... $  (446) $ (9,840) $  3,730  $ (6,464)
                                         =======  ========  ========  ========
Average number of shares outstanding....  11,686    12,456    11,731    12,456
Net income (loss) per common share...... $ (0.04) $  (0.79) $   0.32  $  (0.52)
                                         =======  ========  ========  ========
Cash dividend per common share
  Class A............................... $  0.07  $   0.07  $   0.14  $   0.14
  Class B............................... $  0.06  $   0.06  $   0.12  $   0.12

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1996
                                                              -------  --------
Cash flows from operating activities
  Net income (loss).......................................... $ 3,730  $ (6,464)
  Depreciation...............................................   4,465     5,350
  Special charges............................................     --     20,900
  Provisions for deferred income taxes.......................   2,200   (11,600)
  Items in income not affecting cash.........................     173     1,357
  Changes in current assets..................................   2,249   (16,010)
  Changes in current liabilities.............................  (5,005)   (2,872)
                                                              -------  --------
    Net cash provided by (used in) operating activities......   7,812    (9,339)
                                                              -------  --------
Cash flows from investing activities
  Additions to property, plant and equipment.................  (2,965)   (2,916)
  Proceeds from disposal of assets...........................   1,765     1,710
  Purchase of short-term investments.........................  (1,630)      --
  Other......................................................  (1,958)      (32)
                                                              -------  --------
    Net cash used in investing activities....................  (4,788)   (1,238)
                                                              -------  --------
Cash flows from financing activities
  Net increase in long-term borrowings.......................     --     11,160
  Cash dividends paid........................................  (1,619)   (1,719)
  Repurchase of common shares................................  (1,691)      --
                                                              -------  --------
    Net cash provided by (used in) financing activities......  (3,310)    9,441
                                                              -------  --------
    Net decrease in cash and cash equivalents................ $  (286) $ (1,136)
                                                              =======  ========